SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
SCHEDULE 13D/A

Information to be Included in Statements Filed Pursuant
to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                                                      Pharma-Bio Serv, Inc.

                                                        (Name of Issuer)

                                  COMMON STOCK, $0.0001 PAR VALUE

                                                     (Title of Class of Securities

                                                             0001304161

                                                            (CUSIP Number)

                                              David Selengut, Esq.
                                        c/o Ellenoff Grossman & Schole LLP
                                              150 East 42nd Street
                                              New York, NY 10017
                                             (212) 370-1300

     (Name, Address and Telephone Number of Person Authorized
     to Receive Notices and Communications)

                                                July 9, 2008

                     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

{00080174.DOC.1}

SCHEDULE 13D

CUSIP No. 0001304161 ____

1	NAME OF REPORTING PERSON Venturetek, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)|_| (b) |X|
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,565,058 SHARES OF COMMON STOCK
	8	SHARED VOTING POWER 0 SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER 4,697,990 SHARES OF COMMON STOCK
	10	SHARED DISPOSITIVE POWER 0 SHARES
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,697,990
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.2%
14	TYPE OF REPORTING PERSON* PN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 0001304161 ___

1	NAME OF REPORTING PERSON David Selengut
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)|_| (b) |X|
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,565,058 SHARES OF COMMON STOCK
	8	SHARED VOTING POWER 0 SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER 4,697,990 SHARES OF COMMON STOCK
	10	SHARED DISPOSITIVE POWER 0 SHARES
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,697,990
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.2%
14	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.     Security and Issuer

This Schedule 13D/A relates to the common stock, par value $0.0001 per share (“Common Stock”) of Pharma-Bio Serv, Inc. (the “Issuer”). The address of the principal executive office of the Issuer is Industrial Zone Street 1 Lot 14, Dorado, Puerto Rico 00646.

Item 2.     Identity and Background

(a)	This Statement is filed on behalf of:

(1) Venturetek, LP; and

(2) David Selengut,

(b)	The address of the above persons is:

150 East 42nd Street

New York, NY 10017

(c)	The principal business of Venturetek, LP is investing in securities. Mr. Selengut is an attorney and his principal occupation is the practice of law.

(d)	Mr. Selengut and Venturetek, LP have not, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violation or similar misdemeanors).

(e)

Mr. Selengut and Venturetek, LP have not, during the last five (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Selengut is an American citizen and Venturetek, LP is a limited partnership organized in the state of Delaware.

Item 3.     Source and Amount of Funds or Other Consideration

N/A. No securities were acquired or sold in connection with the transaction being reported in connection with this 13D/A.

Item 4.     Purpose of Transaction

The purpose of the transaction is give to Elizabeth Plaza sole voting power with respect to all the shares of common stock in the Issuer currently owned by the reporting persons.

Item 5.     Interest in Securities of the Issuer

(a), (b) The reporting persons are the beneficial owners of  3,132,932 shares of common stock and warrants to purchase 1,565,058 shares of common stock in the Issuer, representing approximately 22.2% of outstanding shares. The reporting persons have given an irrevocable proxy to Elizabeth Plaza to vote all 3,132,932 shares of common stock that the reporting persons currently own. The reporting persons retains the right to vote an aggregate of 1,565,058 shares of common stock issuable upon exercise of the warrants owned by them.

(c) During the past 60 days, the reporting persons have not effected any transactions in the shares of common stock of the issuer.

(d) N/A

(e) N/A

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The reporting persons have given an irrevocable proxy to Elizabeth Plaza to vote all 3,132,932 shares of common stock that the reporting persons currently own.

Item 7.

     Material to be Filed as Exhibits

Exhibit 99 - Irrevocable Proxy, executed by Venturetek LP, for the benefit of Elizabeth Plaza.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of this 10th day of July, 2008.

By:       ____/s/David Selengut ________________
     Name:        David Selengut, individually

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of this 10th day of July, 2008.

VENTURETEK LP

     By: TAURUS MAX LLC, general partner

By:       ____/s/David Selengut ________________
     Name:        David Selengut
     Title:          Manager